UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 6K

       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d -16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 1998

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                           (Name of Registrant)

        251 Saulteaux Crescent, Winnipeg, Manitoba Canada   R3J 3C7
                 (Address of principal executive offices)


1.   News Release April 6, 1998

2.   Material Change Report April 7, 1998



Indicate by check mark whether the Registrant files of will file annual reports under cover of Form 20-F of Form 40-F.
                         Form 20-F  X   Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.          Yes ___   No   X

                                 SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1943 , the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

National Healthcare Manufacturing Corporation -- SEC No. 0-27998
                               (Registrant)

Date: April 7, 1998                     By:/s/ M. Seyed Torabian
                                           -------------------------
                                           M. Seyed Torabian,
                                           Vice President/Director

National Healthcare Manufacturing Corp.      Simplex Medical Systems Inc.
(NASDAQ: NHMCF/VSE:NHM)                      (OTC BB: SMLX)
251 Saulteaux Crescent                       430 Ansin Blvd., Suite G
Winnipeg, MB  R3J 3C7                        Hallandale, FL  33009

Contact: Alex P. Tsakumis                    Contact: Henry B. Schur
(800)883-8841 / (604)689-8337                (954)455-0110 / (954)455-9008
Internet: www.nationalhealthcare.com

                   EXCLUSIVE SUPPLY / PURCHASE AGREEMENT

March 18, 1998 - National Healthcare Manufacturing Corporation (NHMC) and Simplex Medical Systems Inc. (SMS) are pleased to announce signing a long term supply/purchase agreement. NHMC's manufacturing facility in Antioch, Illinois, will exclusively package, in one of its patented delivery systems, all of the buffer solution manufactured and used in SMS's unique HIV Diagnostic Test Kit. Production of the test kits using the new buffer will start April 1st, 1998. SMS will introduce the new test kits into its manufacturing, sales and marketing program immediately thereafter.

In addition, NHMC and SMS have begun negotiations on developing and manufacturing the next generation test kit which will incorporate the advanced packaging concepts of NHMC into a fully integrated, user friendly line of rapid, saliva-based point-of-use testing systems which SMS will distribute throughout its distribution network.

SMS is engaged in the development, manufacturing, acquisition and marketing of a variety of products in the medical and dental industry. All of SMS's products are manufactured in the United States in FDA registered facilities. Some of the Company's products are currently approved for sale in Venezuela, Spain, Costa Rica and other countries around the world. Ongoing registrations are in progress in China, Europe and India.

Darrell Van Dyke, Vice President of NHMC stated, We are very pleased to have this relationship with the most innovative company in the HIV Diagnostic Test Kit marketplace. This agreement lends significant credibility to the use of our unique patented liquid/powder delivery systems in various venues of the medical industry.

Tom Glickman, Vice President of Marketing for SMS commented that, This association with a proven innovator and leader in the medical packaging field will enable SMS to rapidly move forward to advance its R&D efforts to bring new and valuable diagnostic tools to the medical community.

This agreement provides NHMC with an immediate presence in the ever growing $1 billion diagnostic kit industry.

NHMC is rapidly emerging as a market leader whose mission is to bring about cost reduction in the healthcare industry by providing a comprehensive array of innovative products and services that incorporate unique products, custom packaging, along with the state of the art supply management distribution technology.




On Behalf of the Board (NHMC),               On Behalf of the Board (SMS),


/s/M. Seyed Torabian                         /s/Nicholas Levendoski
----------------------------                 ---------------------------
M. Seyed Torabian, P.Eng.                    Nicholas Levandoski
Executive Vice President                     President

Neither NASDAQ nor the VSE have reviewed or accept responsibility for the accuracy of this release.

April 7, 1998


B.C. Securities Commission
1100 - 865 Hornby Street
Vancouver, B.C.
V7Z 2H4

ATTN: Statutory Filing

RE: Material Change Report

Dear Sir/Madam,

Following   please  find  National Healthcare  Manufacturing  Corporation's
Material Change Report/Form 27 dated April 7, 1998.

Should you have any questions or need more information, please contact me at (604) 689-8581.

Sincerely,

/s/ Seyed Torabian
-------------------------
Seyed Torabian, P.Eng.
Executive Vice Presiden


copy:VSE Listings Dept.
     Manitoba Securities Commission
     U.S. Securities & Exchange Commission
     NASDAQ
     Standard & Poor's
     Maitland & Company

                                  FORM 27

                     SECURITIES ACT (BRITISH COLUMBIA)

        MATERIAL CHANGE REPORT UNDER SECTION 67 (1) (B) OF THE ACT



Item 1.        Reporting Issuer

          National Healthcare Manufacturing Corporation
          251 Saulteaux Crescent
          Winnipeg, Manitoba
          R3J 3C7

Item 2.        Date of Material Change

          April 6, 1998

Item 3.        Press Release

          News release and notice of dissemination were issued to the Vancouver Stock Exchange on April 6, 1998 and disseminated via Canadian Corporate News, Market New Publishing and Vancouver Stockwatch.

Item 4.        Summary of Material Change

          The Issuer announces that it has completed a US$6,750,000 private placement through the issuance of 6% Convertible Notes.

Item 5.        Full Description of Material Change

          Please refer to the attached News Release of the Issuer dated April 6, 1998.


Item 6.        Reliance in Section 67(2) of the Act

          If the report is being filed on a confidential basis in reliance on Section 67(2) of the Act, state the reason for such reliance.

          N/A

Item 7.        Omitted Information

          N/A

Item 8.        Senior Officer

          M. Seyed Torabian, the Executive Vice-President and Director of the Issuer, is knowledgeable about the material change and this report and may be contacted at (604) 689 - 8581 for further information.


Item 9.        Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.


Dated at Vancouver, British Columbia, this 7th day of April, 1998.


National Healthcare Manufacturing Corporation


Per: /s/Seyed Torabian
     --------------------------
     Seyed Torabian, P.Eng.
     Executive Vice-President/Director

                                    National Healthcare Manufacturing Corp.
                                                   (NASDAQ:NHMCF / VSE:NHM)
                                        Internet:www.nationalhealthcare.com
                                                  Contact: Alex P. Tsakumis
                                             (800) 883-8841 / (604)689-8581
FOR IMMEDIATE RELEASE

                  NATIONAL HEALTHCARE MANUFACTURING CORP.
                     COMPLETES US $6,750,000 FINANCING


April 6, 1998 - National Healthcare Manufacturing Corporation (NHMC) is pleased to announce the completion of a US$6,750,000 private placement through the issuance of 6% Convertible Notes. The Debentures are convertible into Class A shares at a conversion price of 85% of the average closing bid price for the five trading days immediately preceding the conversion notice. The notes carry a maximum price of US $3.50 and a rolling floor price of US $2.50.

The Notes are convertible upon registration with the SEC and 120 days as required by the B.C. Securities Commission. A commission of 5% has been paid in connection with this financing. The Company is also issuing 337,500 Warrants which are exercisable at 110% and 120% of the average closing price exercised within the first year or the second year from the Closing Date.

Mac Shahsavar, President & CEO stated, This arrangement will enable us to close the chapter on previous financing by redeeming the October convertible note holder, and to refocus our attention on growth both internally and through acquisitions and joint ventures.

NHMC is rapidly emerging as the market leader in reducing healthcare costs by providing a comprehensive array of innovative products and services that incorporate unique techniques, custom packaging, along with a state of the art supply management distribution technology.

On Behalf of the Board,

/s/M. Seyed Torabian
----------------------------
M. Seyed Torabian, P.Eng.
Executive Vice President

 Neither NASDAQ nor the VSE have reviewed or accept responsibility for the accuracy of this release.